ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-164323

August 6, 2012

Pricing Term Sheet

5 ½% Senior Notes due 2023

Issuers:	MarkWest Energy Partners, L.P.; MarkWest Energy Finance Corporation
Guarantees:	Unconditionally guaranteed by certain subsidiaries of MarkWest Energy Partners, L.P.
Security Type:	Senior Unsecured Notes
Form:	SEC Registered
Pricing Date:	August 6, 2012
Settlement Date:	August 10, 2012
Maturity Date:	February 15, 2023
Principal Amount:	$750,000,000
Yield to Maturity:	5.625%
Coupon:	5.500%
Public Offering Price:	99.015%
Gross Proceeds:	$742,612,500
Net Proceeds After Expenses to the Issuers:	$730,862,500
Equity Clawback:	Until August 15, 2015: up to 35% at 105.500%
Redemption Provisions:
First call date:	August 15, 2017
Make-whole call:	Before the first call date at a discount rate of treasury plus 50 basis points
Redemption prices:	Commencing August 15, 2017: 102.750%
Commencing August 15, 2018: 101.833%
Commencing August 15, 2019: 100.917%
Commencing August 15, 2020 and thereafter: 100.000%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013
Change of Control:	Put at 101% of principal plus accrued interest
Denominations:	$2,000 and integral multiples of $1,000
CUSIP / ISIN:	CUSIP: 570506AQ8 / ISIN: US570506AQ84
Joint Book-Running Managers:

Wells Fargo Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Co-Managers	Capital One Southcoast, Inc. Comerica Securities Inc. Morgan Stanley & Co. LLC Natixis Securities Americas LLC

SMBC Nikko Capital Markets Limited

Pro Forma Ratio of Earnings to Fixed Charges:

The following paragraph supersedes and replaces in its entirety the corresponding paragraph appearing after the second footnote on page S-13 of the Preliminary Prospectus.  Language deleted from the summary is in italics and language added to the summary is in bold and underlined.

For the six months ended June 30, 2012, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering and the use of proceeds therefrom, including the repayment of outstanding borrowings under our Credit Facility, would have been ~~3.74x~~ 3.47x.

Additional Information:

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897.